Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Korea Investment & Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Korea Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on Korea Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Korea Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Korea Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey
February 25, 2020

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	602,936
Time deposits		4,137,224
Commissions receivable from Parent		32,808
Other receivables		62,986
Fixed assets, net		6,854
Right-of-use assets		192,462
Other assets		119,199
	$	5,154,469

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities		59,768
Lease liabilities	$	203,737
Total liabilites		263,505
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares;		
issued and outstanding 200 shares		2
Additional paid-in capital		5,999,998
Accumulated deficit		(1,109,036)
Total stockholder's equity		4,890,964
	$	5,154,469

See accompanying notes to financial statements.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

(1) Description of Business

Korea Investment & Securities America, Inc. (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Korea Investment & Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC rule 15c3-3 under Paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(c) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

(d) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space, vehicle and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(e) New Accounting Standards

In February 2016, the FASB issued Accounting Standards Updates (ASU) No. 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in ASC 840, Leases and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018 for public business entities. The provisions of this ASU are to be applied using a modified retrospective approach.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital",

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2019, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $4,462,009, which exceeded the minimum requirement by $4,212,009. The Company's percentage of aggregate indebtedness to net capital was 5.91%.

(4) Fixed Assets

Fixed assets, at December 31, 2019 are summarized as follows:

Equipment	$	56,507
Furniture and fixtures		25,768
Leasehold improvements		17,735
		100,010
Less accumulated depreciation and amortization		93,156
Fixed assets, net	$	6,854

(5) Leases

The Company has obligations as a lessee for office space, vehicle, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as approximately follows:

Years		Amount
2020	$	184,000
2021		22,000
2022		1,000
Total undiscounted lease payments	$	207,000
Less: Imputed interest		3,000
Total lease liabilities	$	204,000

(6) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2019 are as follows:

Deferred tax assets (liability):		
Net operating loss carryforwards	$	551,894
Deferred rent		3,693
Fixed assets		5,043
Unrealized loss		(43)
Total deferred tax assets, net		560,587
Less valuation allowance		560,587
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2019 was a decrease of approximately $44,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2019, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $1,437,000 which expire in various years through December 31, 2033 and $156,000 with an indefinite carryforward period. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $3,688,000 at December 31, 2019, which expire in various years through December 31, 2039.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New Jersey States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2016, 2017 and 2018 for the federal, states, and local jurisdictions.

(7) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable from the Parent as of December 31, 2019 amounted to $32,808.

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

(8) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through the Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2019. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(9) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2019. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and time deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2019

(10) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 25, 2020, the date at which the statement of financial condition was available to be issued, and determined that there were no other items which requires accounting for or disclosure in the statement of financial condition.